FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS REGAINS COMPLIANCE WITH NASDAQ MINIMUM BID PRICE REQUIREMENT

CAMBRIDGE, MA, January 16, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that the Company has regained compliance with the Nasdaq Capital Market minimum bid price requirement, and the matter is now closed.

According to the letter received from the Nasdaq Listing Qualifications Department, the closing bid price of the Company's common stock has been at $1.00 per share or greater for a minimum of 10 consecutive days, and the Company has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market.

"We are pleased that this compliance technicality is behind us. More importantly, however, we are very excited about the highly enthusiastic response to our recent data update and changes to strategic direction", said Dr. Jan Skvarka, President and Chief Executive Officer of Trillium. "We believe that we have a leading CD47 portfolio, which comprises two unique and differentiated molecules, and that both TTI-621 and TTI-622 have the potential to be best-in-class anti-CD47 drugs.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system.

The Company's pipeline also includes a preclinical STING (stimulator of interferon genes) agonist program. As previously announced, the program is earmarked for out-licensing.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, our belief that Trillium's programs could achieve best-in-class status for CD47 blocking agents. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities Exchange Commission and available at www.sec.gov and www.sedar.com, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. Any forward-looking statements speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Trillium disclaims any intent or obligation to revise or update any such forward-looking statements, whether as a result of new information, future events or results or otherwise. All forward-looking statements herein are qualified in their entirety by this cautionary statement.

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com